SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 27, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

FOR IMMEDIATE RELEASE

CONTACTS:

MERANT
Gerald Perkel					Scott Hildebrandt
Chief Executive Officer				Chief Financial Officer
+1 (503) 617 2735					+1 (503) 617 2401
Gerry.Perkel@merant.com				Scott.Hildebrandt@merant.com

Larry De'Ath					Financial Dynamics
VP, Communications/Investor Relations	Harriet Keen / Emma
Rutherford
+1 (301) 838 5228					+44 (0) 20 7831 3113
Larry.Death@merant.com				merant@fd.com


MERANT to Delay Final Announcement of Second Quarter Results
Company Announces Estimated Revenues and Earnings

HILLSBORO, OR and NEWBURY, UK - November 27, 2001 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), states that it has delayed the announcement of its final results for its second quarter ended 31 October 2001, originally scheduled to be announced today. The final announcement will now be made no later than Wednesday 5 December 2001.

On 8 November 2001 MERANT completed the sale of the DataDirect Division, and along with the Micro Focus Division disposal completed in August 2001, are both now treated as discontinued operations in the Company's financial statements. This has necessitated the restatement of the profit and loss account, the balance sheet and the cash flow statement and the relevant notes for all previous fiscal periods. MERANT reports its financial statements in G.B. pounds under U.K. GAAP, and in U.S. dollars under U.S. GAAP, with the treatment of these business disposals being different under each basis. It has not proved possible to complete this restatement and the analysis of the second fiscal quarter ended 31 October 2001 within MERANT's normal reporting timetable due to the complex nature of the adjustments required under each of the reporting bases.

Results From Continuing Operations

For the second fiscal quarter ended 31 October 2001, MERANT expects to report revenue of GPB22.3 million ($32.5 million) from continuing operations, compared with GPB22.4 million ($31.6 million) for the first fiscal quarter of this year. Operating losses for continuing operations are estimated to be GPB2.3 to GPB2.8 million ($3.4 to $4.1 million) excluding goodwill amortization and one-time charges for the October 2001 quarter. Interest income was GPB0.5 million ($0.7 million) for the quarter ended 31 October 2001. Approximately GPB2.3 million ($3.3 million) of one-time charges primarily related to severance will be charged to operations.

 For the first half of fiscal 2002, the Company expects to report revenue of GPB44.7 million ($64.1 million) from continuing operations, compared with GPB45.6 million ($68.3 million) for the first half of last year. Operating losses for the first half of the current fiscal year for continuing operations are estimated to be GPB4.3 to GPB5.0 million ($6.2 to $7.2 million) excluding goodwill amortization and one-time charges. For the six months ended 31 October 2001, interest income was GPB1.0 million ($1.4 million).

Financial Position

During the quarter, MERANT received GPB37.6 million ($54.5 million) of cash for the sale of the Micro Focus business and GPB10.8 million ($15.5 million) upon completing the sale of the Company's owned real estate in Newbury, U.K. MERANT is expected to end the quarter with GPB87.7 million ($126.5 million). Subsequent to the end of this quarter, MERANT received GPB18.3 million ($26.1 million) as a result of the sale of the DataDirect business before transaction cost.

Business Update

The Company continues to make significant progress in the restructuring of its operations to return to profitability, after disposing of non-strategic businesses in the first half of the year. In addition to the sale of the Micro Focus and DataDirect businesses, MERANT has announced the completed sale of our Newbury real estate, the appointment of a new president and CEO, Gerry Perkel, the appointment of Scott Hildebrandt as CFO and the planned relocation of our operational headquarters to Oregon.

While MERANT is pleased to report its progress with respect to the transition of its business, the Company is operating in a very challenging economic environment and remains cautious about expectations for the second half of the fiscal year, as the Company has experienced a slowdown in the volume of sales transactions over $100,000. Further comment on the actions taken to reduce costs, the Group's margins and earnings from its continuing and discontinued operations will be made at the time of the final announcement of the second quarter results.

The conference call scheduled for today will now not take place.
Further details will be communicated in due course on the rescheduled conference call.

About MERANT

With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including all of the Fortune 100 and a majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.

PVCS is a registered trademark, and MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for our financial results and results of operations for the second fiscal quarter and first half of the fiscal year, business strategy, and prospects, including the growth of our enterprise change management business and related revenues. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this release, the words "anticipate," "believe," "estimate," "expect", "realize", "likely", "unlikely" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to manage obligations related to the recent sale of the DataDirect enterprise data connectivity business, and the earlier sale of the Micro Focus application, creation and transformation division, and MERANT's ability to manage the move of its operational headquarters and related functions from Rockville, MD to Hillsboro, OR.

Further information on potential factors which could affect our financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's Form 20-F for the year ended April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 27, 2001              By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel